May 29, 2009
BY OVERNIGHT MAIL AND BY EDGAR
Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010

Re:	E. I. du Pont de Nemours and Company Form 10-K for the Fiscal Year Ended December 31, 2008 Definitive Proxy Statement on Schedule 14A filed March 20, 2009 File No. 001-00815
Dear Mr. Hartz:
     Below please find the responses (the “Responses”) of E. I. du Pont de Nemours and Company (“DuPont”) to the comments (the “Comments”) set forth in the letter dated April 29, 2009 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to DuPont. For the convenience of the Staff, DuPont has restated each of the Comments in italics and numbered each of the Responses to correspond to the numbers of the Comments.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
Analysis of Operations, page 19
1.	Considering the magnitude of the increase in cost of goods sold and other expenses, please revise future filings to quantify, either here on in the segment analysis, the individual impacts of increases in raw materials, energy and freight costs.
One of the components of DuPont’s Cost of Goods Sold and Other Operating Charges (together, “COGS”) is variable costs, which are primarily comprised of raw materials, energy and freight expenses. In our Annual Report on Form 10-K for the year ended December 31, 2008, we stated that one of the reasons for the increase in COGS was higher variable costs. Our variable costs in 2008 increased by approximately $1.4 billion, or 9 percent versus 2007. In our future filings with the Commission, we will quantify the impact of changes in variable costs if material and include qualitative comments such as key drivers of the change.
2.	In addition, please provide appropriate analysis concerning the decrease in the provision for income taxes. In particular, this appears to be caused by in increase from the impact of the lower rate on international operations. Although we note the increase in foreign operations, we also note that this trend also existed from 2006 to 2007; however, the impact from the lower rate on international operations was not evident in 2007.
The 2008 provision for income taxes decreased compared to 2007 primarily due to the decrease in pre-tax income of $1,352 million. As reflected in Note 6, page F-18 of the consolidated financial statements, approximately half of the decrease in pre-tax income was attributable to United States (U.S.) operations, where the statutory tax rate was higher than the overall global effective tax rate. The pre-tax amounts reflected on page F-18 represent a reasonable approximation of the pre-tax earnings split between U.S. and international jurisdictions but do not correspond precisely to the jurisdiction of taxation due to taxation in multiple countries, exchange gains/losses, etc. A reconciliation of the reduction in the tax provision is as follows:

	Decrease in
	Pre-Tax		Decrease in
	Earnings	Tax Rate	Tax
(Dollars in millions)	(Page F-18)	(Page F-17)	Provision

U.S.	$(660)	35%	$(231)
International	(692)	(35%-14%) = 21%	(145)

Total	$(1,352)		$(376)

Miscellaneous Tax Items			9

Total Decrease in Tax Provision			$(367)

Critical Accounting Estimates — Valuation of Assets, page 26
3.	You mention that based on your annual impairment test in 2008, no impairments existed that time for your property, plant and equipment, goodwill, other intangible assets and investment in affiliates; however, due to the global recession, there had been a reduction in the fair values in excess of book value of net assets within goodwill and other indefinite-lived intangible assets.

Please revise future filings to clarify certain disclosures. In particular:
•	How you identify your reporting units and your basis for such determination

•	How you assigned assets, liabilities, deferred taxes and goodwill to reporting units

•	Disclose significant assumptions, if applicable
•	Consideration of any market-based approach

•	Describe how your market growth rates inflation rates are developed
•	Control premiums

•	Quantifying assumptions for particularly vulnerable reporting units

•	Whether the assumptions and methodologies used in the current year have changed since the prior year highlighting the impact of any changes
Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. This could include uncertainties regarding the recoverability of recorded assets. Refer to the guidance in Sections 501.02 and 50l ..12.b.3 of the Financial Reporting Codification. Also, Section 216 of the Financial Reporting Codification states that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss.”

To the extent you gather and analyze information regarding the risks of recoverability of your assets, such information maybe required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding the risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, we urge you to consider what additional quantitative disclosures can be provided to convey the risk that impairment or restructuring charges may be recorded.
Upon completion of DuPont’s review of long-lived assets, goodwill and other intangible assets for impairment in 2008, no significant impairment charges were reasonably likely to occur. DuPont conducts a review process for impairment of long-lived assets, including property, plant and equipment, goodwill, and other intangible assets on a quarterly and annual basis, respectively. Through the review process of long-lived assets, DuPont analyzes specific businesses for potential triggering events under Statement of Financial Accounting Standards (SFAS) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. In execution of DuPont’s annual review of goodwill and other intangible assets for impairment, the reporting units are identified at one level below the operating segment where discrete financial information is available, in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets.” A step-one analysis is completed to determine current fair value, and in the event a step-two analysis is deemed necessary, DuPont would complete it in conjunction with the annual review. Please refer to Note 1 on page F-9 for further discussion regarding DuPont’s methodologies used in determining fair value. In the future, if a significant impairment charge is reasonably likely to occur, or if a significant change occurs in DuPont’s analytical methodologies for measuring impairment, DuPont will disclose such charge or change in our filings with the Commission.
Liquidity and Capital Resources, page 34
4.	You disclose that your liquidity needs can be met through a variety of sources including, but not limited to, credit lines and long-term debt. Given the importance of available funding to your business, please revise future filings to disclose the existence of any material debt covenants, if applicable, and whether you are in compliance with them at each reporting date.

If it ever becomes reasonably likely that you will not comply with your debt covenants and non-compliance could be material, you should provide comprehensive disclosures about the requirements, including disclosing the ratios/actual amounts versus minimum/maximum ratio amounts permitted under any and all material borrowings. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to U.S. GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
At December 31, 2008 and March 31, 2009, we were in compliance with all of our debt covenants. If it becomes reasonably likely that we will not be in compliance with our debt covenants and such non-compliance could be material to us, we will provide appropriate disclosures about the requirements, including ratios, with respect to any and all material borrowings.
Environmental Matters, page 40
5.	You disclose that costs to comply with environmental laws, as well as internal voluntary programs and goals, are significant, but also that they are not expected to have a material impact on the company’s financial position, liquidity or results of operations. Please revise future filings to clarify this statement, from both a probability point of view and to specify the costs to which you refer.

We assume that your use of the term “expected” is a much higher threshold than “reasonably possible” as directed to Statement of Financial Accounting Standard No.5, and as such could be confusing to a reader. Please clarify or expand what you mean by this conclusion.

Further, the types of costs to which you are referring, are unclear in the context of this generally entitled section. For example, in 2008 alone, you incurred “environmental expenses” of $628 million (26% of pre-tax income and 20% cash flows from operations), not including $1 04 million in capital expenditures that year.

We acknowledge that you also disclose that expenditures for remediation alone in 2008 were $81 million (3.4% of pre-tax income) and expenses were $103 million (4.3% of pretax income), and this may, in part, form the basis for your conclusion. However, your disclosures indicate that it is reasonably possible that additional total liabilities for remediation alone could range up to an additional $1 billion dollars (42% of pre-tax income and 14% of stockholder’s equity). With due consideration to these numbers; help us better understand the context of your conclusions.
The $628 million of environmental charges to current operations discussed in our 2008 annual report reflect operating costs ($525 million) and accruals for remediation activities ($103 million).
•	$525 million of the charges reflect operating costs primarily for pollution abatement activities (e.g., waste disposal and collection, scrubbers, fans, leaching fields, testing and monitoring emissions, permit costs, etc.) and environmental related research and development activities (e.g., environmental field and treatment studies as well as toxicity and degradation testing to evaluate the environmental impact of products and raw materials).

•	The remaining charges of $103 million reflect the changes to our accrual for remediation activities under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA, often referred to as the Superfund), the Resource Conservation and Recovery Act (RCRA) and similar state laws. These changes are summarized below:

Dollars in Millions
Balance at December 31, 2007	$357
Remediation Expense	$(81)
Increase in Reserve	$103
Balance at December 31, 2008	$379
DuPont accrues for remediation activities when it is probable that a liability has been incurred and a reasonable estimate of the liability can be made. Since considerable uncertainty exists with respect to environmental remediation costs, DuPont’s best estimate of its liability is a range. As determined under SFAS No. 5 “Accounting for Contingencies” requirements, DuPont’s accrual reflects the low end of the range ($379 million), and we have disclosed the upper end of the range which management estimates to be two to three times the amount accrued.

Our comment regarding materiality on page 40 reflects our expectation that any increase year over year in environmental charges to current operations will not have a material impact on DuPont’s financial position, liquidity or results of operations. By way of further explanation, such charges were $628 million in 2008 versus $576 million in 2007. The $52 million increase is not material to DuPont’s financial position, liquidity or results of operations. We will clarify our comment regarding materiality in future filings with the Commission.
You also appear to use the same standard of “expected” probability regarding your conclusions about individual sites on the bottom of page 42. Please tell us whether it is reasonably possible that the additional liability associated with any individual site, or location, could be material.
Based on existing facts and circumstances, management does not believe that a material loss, in excess of amounts accrued, related to remediation activities at any individual site or location is reasonably possible. We will clarify this in future filings with the Commission.
Definitive Proxy Statement on Schedule 14A filed March 20, 2009
Annual Short-Term Incentives, page 26
6.	In future filings, please discuss the personal, predetermined critical operating tasks or objectives that comprise the Individual Performance Assessment.
The Individual Performance Assessment is based on an employee’s performance versus his or her personal objectives (known as critical operating tasks, or “COTs”), such as attainment of specific sales goals, achievement of fixed cost reduction targets or successful introduction of a new product. In our future filings with the Commission, we will include a general discussion of these personal objectives that comprise the Individual Performance Assessment.
In connection with our response to the Staff’s Comments, DuPont acknowledges the following:
•	DuPont is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	DuPont may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact the undersigned at (302) 774-1000 should you require further information or have any questions.

Very truly yours,
/s/ Jeffrey L. Keefer
Jeffrey L. Keefer
Executive Vice President & Chief Financial Officer E. I. du Pont de Nemours and Company 1007 Market Street Wilmington, Delaware 19898 Telephone: (302) 774-1000 Fax: (302) 774-7869